Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

22 October 2009

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders today.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it received a Special 510(k) U.S. FDA Clearance to Add Analytical Reactivity Information for the 2009 H1N1 Influenza A Virus to the RAMP® Influenza A/B Assay Package Insert.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that the Company has been granted a Special 510(k) U.S. FDA clearance for an update to the Company’s RAMP® Influenza A/B Assay Package Insert to include analytical reactivity information for a strain of the 2009 H1N1 virus cultured from positive respiratory specimens. The RAMP® Influenza A/B Assay is marketed in the United States by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test and is used to identify influenza A and B in human specimens.

Although the RAMP® Influenza A/B Assay has been shown to detect the 2009 influenza A (H1N1) virus in cultured isolates, the performance characteristics of this device with clinical specimens that are positive for the 2009 influenza A (H1N1) virus have not been established. The RAMP® Influenza A/B Assay can distinguish between influenza A and B viruses, but it cannot differentiate influenza subtypes.

“We are very cognizant of physicians’ needs to quickly diagnose influenza and improve patient care in light of a potential influenza pandemic,” said S. Wayne Kay, Chief Executive Officer. “This clearance further validates our technology and combined with our recent RSV clearance will give 3M additional tools to promote the 3M™ Rapid Detection platform to hospitals, which help play a critical role in diagnosing and containing any upper respiratory infection outbreak.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 22nd day of October 2009.